EXHIBIT 4



[Bayer Letterhead]

Corporate Investor Relations

Bayer at Deutsche Bank's 5th German Corporate Conference

Ladies and gentlemen,

Today Bayer is presenting on Deutsche Bank's ,,5th German Corporate Conference" held from 27 February to 1 March 2002 in Frankfurt.

The slides of Werner Wenning's presentation are available for download from the company's IR website www.investor.bayer.com.

Sincerely,

Bayer AG

Investor Relations Team

Leverkusen, February 28, 2002

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.